Exhibit 21.1

Subsidiaries of Top Wealth Group Holding Limited

The following is a list of subsidiaries of the Registrant.

Business Entity Name	Place of Formation

Top Wealth Group Holding Limited	British Virgin Islands

Top Wealth Group (International) Limited	Hong Kong